Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 10-II dated March 20, 2006

Term Sheet No. 6 to
Product Supplement No. 10-II
Registration Statement No. 333-130051
Dated July 10, 2006; Rule 433



Structured Investments	JPMorgan Chase & Co.
	$
	Return Enhanced Notes Linked to the Nikkei 225 Index due July 26, 2007

General

- The notes are designed for investors who seek a return of three times the appreciation of the Nikkei 225 Index up to a maximum total return on the notes of 33.00% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 26, 2007[†].
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about July 14, 2006[††] and are expected to settle on or about July 19, 2006.

Key Terms

Index:	The Nikkei 225 Index (the "Index")
Upside Leverage Factor:	3
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the notes of 33.00%*. For example, if the Index Return is 11.00% or more, you will receive the Maximum Total Return on the note of 33.00%*, which entitles you to the maximum payment of $1,330 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times 3)]$$

* The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 33.00%.

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Return})$$

You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates[†]:	July 17, 2007, July 18, 2007, July 19, 2007, July 20, 2007 and July 23, 2007
Maturity Date[†]:	July 26, 2007
CUSIP:	

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 10-II.

[††] The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under "Capital Gains Tax Treatment."

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 10-II and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 10-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 10, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 10-II dated March 20, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 10-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 10-II dated March 20, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000692/e23619_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 15300 and a Maximum Total Return on the notes of 33.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on the Notes
27540.00	80.00%	33.00%
25245.00	65.00%	33.00%
22950.00	50.00%	33.00%
21420.00	40.00%	33.00%
19125.00	25.00%	33.00%
17595.00	15.00%	33.00%
16983.00	11.00%	33.00%
16065.00	5.00%	15.00%
15453.00	1.00%	3.00%
15300.00	**0.00%**	**0.00%**
13770.00	-10.00%	-10.00%
12240.00	-20.00%	-20.00%
10710.00	-30.00%	-30.00%
9180.00	-40.00%	-40.00%
7650.00	-50.00%	-50.00%
6120.00	-60.00%	-60.00%
4590.00	-70.00%	-70.00%
3060.00	-80.00%	-80.00%
1530.00	-90.00%	-90.00%
0	-100.00%	-100.00%



Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Index Level of 15300 to an Ending Index Level of 16065.
Because the Ending Index Level of 16065 is greater than the Initial Index Level of 15300 and the Index Return of 5% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 33.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 3)] = \$1,150$$

Example 2: The level of the Index decreases from an Initial Index Level of 15300 to an Ending Index Level of 13770.
Because the Ending Index Level of 13770 is less than the Initial Index Level of 15300, the Index Return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount note.

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Example 3: The level of the Index increases from an Initial Index Level of 15300 to an Ending Index Level of 19125.
Because the Index Return of 25% multiplied by 3 exceeds the hypothetical Maximum Total Return of 33.00%, the investor receives a payment at maturity of $1,330 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the notes of 33.00%, or $1,330 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 33.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG JAPANESE EQUITIES OF THE NIKKEI 225 INDEX** – The return on the notes is linked to the performance of the Nikkei 225 Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. It is a price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. The mix of components which constitute the Nikkei 225 Index are rebalanced from time to time to assure that all issues in the Index are both highly liquid and representative of Japan's industrial structure. See "The Nikkei 225 Index" in the accompanying product supplement no. 10-II.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 10-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in product supplement no. 10-II and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 10-II dated March 20, 2006.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 33.00%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Nikkei 225 Index would have.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the dollar and the yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE** – This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under "Capital Gains Tax Treatment" above. If our special tax counsel does not deliver this opinion prior to the pricing date, the offering of the notes will be terminated.

Historical Information

The following graph sets forth the historical performance of the Nikkei 225 Index based on the weekly Index closing level from January 5, 2001 through July 7, 2006. The Index closing level on July 7, 2006 was 15307.61. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $15.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-20 of the accompanying product supplement no. 10-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.